EXHIBIT 3
SECOND AMENDMENT TO
AMENDED AND RESTATED RIGHTS AGREEMENT
     This Second Amendment to the Amended and Restated Rights Agreement (this “Second Amendment”) is made effective as of the 15th day of August, 2008. This Second Amendment is an amendment to the Amended and Restated Rights Agreement, dated as of December 7, 1998 (the “Rights Agreement”), and Amendment No. 1 to Amended and Restated Rights Agreement, between Advocat, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, (the “Rights Agent”), as successor rights agent to SunTrust Bank, as successor rights agent to Third National Bank in Nashville.
RECITALS
     WHEREAS, the Board of Directors of the Company has deemed it advisable to amend certain provisions of the Rights Agreement; and
     WHEREAS, pursuant to and in compliance with Section 26 of the Rights Agreement, the Company and the Rights Agent wish to amend the Rights Agreement as set forth herein.
     NOW THEREFORE, the parties hereto agree as follows:
     1. Section 1(h) of the Rights Agreement is hereby amended by deleting the term “Nashville, Tennessee” in its entirety and replacing it with “Boston, Massachusetts.”
     2. Section 2 is hereby amended by adding the following language to the end of the last sentence thereof:
“, upon ten (10) days’ prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-Rights Agent.”
     3. Section 5(a) of the Rights Agreement is hereby amended by deleting the second sentence thereof in its entirety and replacing it with the following new sentence:
“The Rights Certificates shall be countersigned by the Rights Agent, either manually or by facsimile signature, and shall not be valid for any purpose unless so countersigned.”
     4. Section 7(a) of the Rights Agreement is hereby amended by deleting therefrom the words “March 20, 2010” and inserting in their place the words “August 2, 2018.”
     5. Section 7(b) of the Rights Agreement is hereby amended by deleting therefrom “$15” and inserting in its place “$50.”
     6. Section 21 of the Rights Agreement is hereby amended as follows:
     a. by inserting the term “, including its Affiliates,” after the word “surplus” and before the word “of” in the sixth sentence thereof.
     b. by inserting the following new sentence after the existing first sentence:

“In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice.”
     7. The following new Section 23A is hereby added to the Rights Agreement:
SECTION 23A. EXCHANGE.
          (a) Subject to applicable laws, rules and regulations, and subject to subsection (c) below, the Company may, at its option, by majority vote of the Board of Directors, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) for Common Stock at an exchange ratio of one (1) share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the “Ratio of Exchange”). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of fifty percent (50%) or more of the Common Stock then outstanding.
          (b) Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to subsection (a) of this Section 23A and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Ratio of Exchange. The Company shall promptly give public notice of any such exchange (with prompt written notice thereof to the Rights Agent); provided, however, that the failure to give, or any defect in, such notice shall not affect the legality or validity of such exchange. The Company shall promptly mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.
          (c) In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with Section 23A(a), the Company shall either take such action as may be necessary to authorize additional Common Stock for issuance upon exchange of the Rights or alternatively, at the option of a majority of the Board of Directors, with respect to each Right (i) pay cash in an amount equal to the Current Value (as hereinafter defined), in lieu of issuing Common Stock in exchange therefor, or (ii) issue debt or equity securities or a combination thereof, having a value equal to the Current Value (as defined below), in lieu of issuing Common Stock in exchange for each such Right, where the value of such securities shall be determined by a nationally recognized investment banking firm selected by the Board of Directors by majority vote of the Board of Directors, or (iii) deliver any combination of cash, property, Common Stock and/or other securities having a value equal to the Current Value in exchange for each Right. For purposes of this Section 23A(c) only, the Current Value shall mean the product of the current per share market price of Common Stock (determined pursuant to Section 11(d) on the date of the occurrence of the event described above in subparagraph (a)) multiplied by the number of shares of Common Stock for which the Right otherwise would be exchangeable if there were sufficient shares available. To the extent that the Company determines that some action need be taken pursuant to clauses (i), (ii) or (iii) of this Section 23A(c), the Board of Directors may temporarily suspend the exercisability of the Rights for a period of up to sixty (60) days following the date on which the event described in Section 23A(a) shall have occurred, in order to seek any authorization of additional shares of Common Stock and/or to decide the appropriate form of distribution to be made pursuant to the above provision and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended.
          (d) The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable, an amount in cash equal to the same fraction of the current per share market value of a whole share of Common Stock (as determined pursuant to the second sentence of Section 11(d) hereof).
     8. Section 25 of the Rights Agreement is hereby amended by deleting the name and address of SunTrust Bank therefrom and inserting in their place the following:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Attn: Client Services
     9. The following new Section 34 is hereby added to the Rights Agreement:
“Force Majeure. Notwithstanding anything to the contrary contained herein, neither the Company nor the Rights Agent shall be liable for any delays or failures in performance resulting directly from acts beyond its reasonable control that causes a sudden, substantial or widespread disruption in business activities, including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest (each, a “Force Majeure Condition”); provided, that such delayed or non-performing party shall use reasonable commercial efforts to resume performance as soon as practicable. If any Force Majeure Condition occurs that effects a party to this Agreement, the party delayed or unable to perform shall give notice to the other party as soon as practicable, stating the nature of the Force Majeure Condition and any action being taken to avoid or minimize its effect.”
     10. Except as herein specifically amended, the terms of the Rights Agreement shall remain unmodified, and the Rights Agreement, as subsequently amended by Amendment No. 1, shall remain in full force and effect.
     11. Capitalized terms used in this Second Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.
     12. This Second Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes will be governed by and construed in accordance with the laws of such State.
     13. This Second Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constituted one and the same instrument.
     IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed, all as of the day and year first above written.

ADVOCAT, INC.
By:	/s/ L. Glynn Riddle, Jr.
L. Glynn Riddle, Jr.
Chief Financial Officer

Computershare Trust Company, N.A., as Rights Agent,
By:	/s/ Michael J. Lang
	Name:	Michael J. Lang
	Title:	Senior Vice President